Exhibit 99.1

Elbit Imaging Ltd. Announces InSightec’s ExAblate Neuro System Awarded
European CE Mark for Non-invasive Treatment of Neurological Disorders in the Brain

Tel Aviv, Israel, December 4, 2012, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today that on December 3, 2012, Elbit Medical Technologies Ltd. ("Elbit Medical") (TASE: EMTC-M) (in which the Company holds approximately 90%), announced that InSightec Ltd. ("InSightec") (in which Elbit Medical holds approximately 64%, and 52.15% on a fully diluted basis) has been awarded the European CE mark for its transcranial focused ultrasound system, ExAblate Neuro, with respect to the treatment of neurological disorders in the brain, including essential tremor, Parkinson’s disease and neuropathic pain.

Treatment options for patients suffering from neurological disorders, who do not respond to drug treatments include deep brain stimulation, radiofrequency ablation and radiosurgery, which are invasive or involve ionizing radiation and are associated with recognized radiation risks and high risk of complications and side effects. As opposed to the above, InSightec elaborated, ExAblate® Neuro offers a non-invasive treatment with no ionizing radiation by treating tissue deep in the brain through an intact skull. MR guided Focused ultrasound (MRgFUS) combines therapeutic acoustic ultrasound waves with continuous MRI guidance.  The MRI enables physicians to visualize, plan, guide, monitor and control the treatment, while the ultrasound acoustic energy destroys the targeted tissue in the brain. InSightec recently received its second ExAblate FDA approval for the treatment of painful bone metastases in patients who are unable or unwilling to undergo radiation. This is in addition to FDA approval for uterine fibroids received in 2004.

About InSightec

InSightec Ltd. is privately held by Elbit Imaging, General Electric, and MediTech Advisors. Founded in 1999, InSightec developed ExAblate to transform MRI-guided Focused Ultrasound (MRgFUS) into a clinically viable technology. ExAblate has won several awards for innovation and its potential to help mankind, including The Wall Street Journal Technology Innovation Awards and the European Union’s IST grand prize. TIME magazine recently named Focused Ultrasound as “one of 50 best inventions”. For more information about treatment centers and bone metastases please visit:

www.insightec.com.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale; (ii) U.S. Real Property - Investment in commercial real property in the United States; (iii) Hotels - Hotel operation and management; (iv) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (v) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; (vi) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel; and (vii) Other Activity -venture capital investments.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2011, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:	Investor Contact:
Shimon Yitzhaki	Mor Dagan
Chairman of the Board of Directors	Investor Relations
Tel: +972-3-608-6048	Tel: +972-3-516-7620
shimony@elbitimaging.com	mor@km-ir.co.il